SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.__)*


                            GLOBAL TECHNOLOGIES, LTD.
                            -------------------------
                                (Name of issuer)


                 Class A Common Stock par value $0.01 per Share
                 ----------------------------------------------
                         (title of class of securities)


                                   378949 10 1
                                 --------------
                                 (CUSIP number)


                                 S. Lance Silver
                                General Counsel
                            Global Technologies, Ltd.
                                  The Belgravia
                         1811 Chestnut Street, Suite 120
                             Philadelphia, PA 19103
                                 (215) 972-8191
            ---------------------------------------------------------
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)


                     October 8, 1999 and November 10, 1999
            -------------------------------------------------------
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6


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CUSIP NO. 378949 10 1                  13D                          Page 2 of 6
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1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |           Irwin L. Gross
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2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |_|
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3     |      SEC USE ONLY
      |
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4     |      SOURCE OF FUNDS                PF
      |
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5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)          |_|
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6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |                 USA
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                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |       1,449,440
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |       32,666
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |       1,449,440
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |       32,666
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11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     1,482,106
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12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES                               |X|*
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13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |              20.1%
    |
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14  |    TYPE OF REPORTING PERSON            IN
    |
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* The number of shares reported as beneficially owned by the reporting person excludes 33,966 shares held by trusts for the benefit of the reporting person's two children with respect to which the reporting person is not a trustee, and 6,000 shares held in custodial accounts for the reporting person's two children of which the reporting person's spouse is the custodian.


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CUSIP NO. 378949 10 1                    13D                        Page 3 of 6
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Item 1. Security and Issuer.

        This Statement relates to Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Global Technologies, Ltd., a Delaware corporation (the "Issuer"), the principal executive offices of which are The Belgravia, 1811 Chestnut Street, Suite 120, Philadelphia, PA 19103.

Item 2. Identity and Background.

        (a)  The reporting person's name is Irwin L. Gross.

        (b)  The reporting person's business address is:

             The Belgravia
             1811 Chestnut Street, Suite 120
             Philadelphia, PA  19103

        (c) The reporting person's present principal occupation is Chairman and Chief Executive Officer of the Issuer.

        (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)  The reporting person is a citizen of the USA.

Item 3. Source and Amount of Funds or Other Consideration.

        On October 8, 1998, the Board of Directors of the Issuer approved the issuance of options to purchase up to an aggregate of 250,000 shares of Common Stock to the reporting person at an exercise price of $2.75 per share, the last sale price of a share of Common Stock as reported on the Nasdaq National Market on October 7, 1999. These options vested as of the date of issuance. The consideration for such options were the services performed by the reporting person on behalf of the Issuer as its Chairman and Chief Executive Officer during the period from September 15, 1998 to September 30, 1999, during which period of time the reporting person received no compensation from the Issuer.


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CUSIP NO. 378949 10 1                 13D                           Page 4 of 6
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        On November 10, 1999, the Board of Directors of the Issuer approved the sale of approximately 1,035,000 newly issued shares of Common Stock to the Issuer's directors and certain of its officers at $2.625 per share, the last sale price of a share of Common Stock on November 10, 1999 as reported on the Nasdaq National Market. The reporting person purchased 998,000 of the shares offered. The aggregate purchase price was $2,619,750, which the reporting person provided from his personal funds. The issuance was made in a private offering pursuant to Section 4(2) and/or 3(b) of the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction.

        The issuance of options to the reporting person was for compensatory and incentivization purposes. The reporting person's acquisition of shares in the private placement was for investment purposes. The reporting person has no plans or proposals which relate to or would result in:

           (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of the Issuer;

           (f) any other material change in the Issuer's business or corporate structure;

           (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;

           (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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CUSIP NO. 378949 10 1                 13D                           Page 5 of 6
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           (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

           (j) any action similar to those enumerated in (a) - (i) above.

Item 5. Interest in Securities of the Issuer.

        (a) The reporting person is deemed to beneficially own 1,482,106 shares of Common Stock, representing 20.1% of the outstanding Common Stock of the Issuer. The number of shares reported as beneficially owned by the reporting person excludes 33,966 shares held by trusts for the benefit of the reporting person's two children with respect to which the reporting person is not a trustee, and 6,000 shares held in custodial accounts for the reporting person's two children of which the reporting person's spouse is the custodian.

        (b) The reporting person has sole voting and dispositive power with respect to 1,449,440 of the shares reported above, and shares voting and dispositive power with his spouse, Linda Gross, with respect to the balance of such shares, which is 32,666 shares. Ms. Gross's address is c/o Global Technologies, Ltd., The Belgravia, 1811 Chestnut Street, Suite 120, Philadelphia, PA 19103; she has no present principal occupation; during the last five years, she has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; she is a citizen of the USA.

        (c) In addition to the two transactions reported herein, the reporting person engaged in one transaction with respect to the Common Stock within 60 days prior to the date on which this Statement was filed. On November 2, 1999, the reporting person purchased 1,200 shares of Common Stock on the open market at a price per share of $3.625.

        (d) None.

        (e) Inapplicable.


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CUSIP NO. 378949 10 1                  13D                          Page 6 of 6
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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer.

        The reporting person and his spouse share voting and dispositive power with respect to 32,666 of the shares that are the subject of this Statement, as disclosed above.

Item 7. Material to be Filed as Exhibits.

        None.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 30, 1999                    By: /S/ IRWIN L. GROSS
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